Exhibit 99.5

REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE
FORM 51-101F3

Management of Adira Energy Ltd. (the "Corporation") is responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2015, estimated using forecast prices and costs.

The board of directors of the Corporation has determined that, as of the last day of the Corporation's most recently completed financial year, the Corporation had no material reserves. As a result, no reserves data for the Corporation has been disclosed as of December 31, 2015.

An independent qualified reserves evaluator has not been retained to evaluate the Corporation's reserves data as the Corporation has no reserves as of the last day of the Corporation's most recently completed financial year and no report of an independent qualified reserves evaluator will be disclosed by the Corporation for the period from January 1, 2015 to December 31, 2015.

The board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management of the Corporation. The board of directors has approved:

a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing information detailing the Corporation's oil and gas activities;

b)	the Corporation not filing Form 51-101F2, which is the report of the independent qualified reserves evaluator on the reserves data because the Corporation has no material reserves; and

c)	the content and filing of this report.

/S/ Alan Friedman	/S/ Gadi Levin
Alan Friedman Executive Vice President	Gadi Levin Chief Executive Officer
/S/Dennis Bennie	/S/ Alan Rootenberg
Dennis Bennie Director	Alan Rootenberg Director

April 28, 2016